Filed by GETCO Holding Company, LLC,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Knight Capital Group, Inc. (Commission File No. 001-14223)

KCG Holdings, Inc. (Commission File No. 333-186624)

The filing, which includes the Joint Press Release issued by Knight Capital Group, Inc. and GETCO Holding Company, LLC on May 28, 2013 may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with: (i) the pending strategic business combination of Knight and GETCO; (ii) the August 1, 2012 technology issue at Knight that resulted in Knight’s broker-dealer subsidiary sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof; (iii) Knight’s sale of its institutional fixed income sales and trading business; (iv) Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO; (v) changes in market structure, legislative, regulatory or financial reporting rules; (vi) past or future changes to organizational structure and management; and (vii) the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2012, and in Knight’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

On May 28, 2013, Knight and GETCO issued the following joint press release:

KNIGHT CAPITAL GROUP AND GETCO ANNOUNCE S-4 FILING

DECLARED EFFECTIVE BY SEC

Special meetings for Knight stockholders and GETCO voting unitholders each scheduled for June 25, 2013

JERSEY CITY, N.J. and CHICAGO, Ill. (May 28, 2013) – Knight Capital Group, Inc. (NYSE Euronext: KCG) (“Knight”) and GETCO Holding Company, LLC (“GETCO”) announced today that KCG Holdings, Inc. (“KCG”), the new holding company that will be the parent company of Knight and GETCO after the close of the pending merger between Knight and GETCO, has received notice that the registration statement on Form S-4 related to the merger has been declared effective by the Securities and Exchange Commission. Additionally, special meetings for Knight stockholders and GETCO voting unitholders to consider and vote on matters relating to the proposed merger between the two companies have both been scheduled for Tuesday, June 25, 2013. The Joint Proxy Statement / Prospectus relating to the merger will be mailed to Knight stockholders and GETCO Class A, B and P unitholders on or about May 28, 2013.

Knight stockholders are invited to attend its special meeting of shareholders to be held at 1:00 p.m. Eastern Time (ET) on Tuesday, June 25, 2013 at Knight’s corporate headquarters located at 545 Washington Boulevard in Jersey City, NJ.

GETCO voting unitholders are invited to attend its special meeting at 1:00 p.m. Eastern Time (ET) on Tuesday, June 25, 2013 at GETCO’s New York office located at 165 Broadway in New York, NY.

Completion of the transaction is subject to Knight stockholder and GETCO unitholder approval, listing of the shares on the New York Stock Exchange, additional regulatory approvals, and the satisfaction of other customary closing conditions.

After the close of the transaction, KCG common stock is expected to trade under the ticker symbol “KCG” on the New York Stock Exchange.

About Knight

Knight Capital Group (NYSE Euronext: KCG) is a global financial services firm that provides access to the capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. Knight is headquartered in Jersey City, N.J. with a global presence across the Americas, Europe, and the Asia Pacific regions. For further information about Knight, please visit www.knight.com.

About GETCO

GETCO is one of the world’s largest independent market makers. Founded in 1999, GETCO employs over 400 Associates located in Chicago, New York, London, and Singapore. The firm’s primary business involves both buying and selling securities to provide two-sided markets on exchanges around the world. The liquidity GETCO supplies allows investors to immediately transfer securities positions while saving money on trading costs. More information is available at www.GETCOllc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Knight or GETCO. In connection with the agreement and plan of merger among Knight, GETCO and GA-GTCO, LLC (the “Merger Agreement”), KCG Holdings, Inc. (“KCG”) filed with the SEC a Registration Statement on Form S-4, that includes a preliminary Joint Proxy Statement of Knight and GETCO and a preliminary Prospectus of KCG (together with the Joint Proxy Statement, as amended, the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. The S-4 has been declared effective and the Joint Proxy Statement/Prospectus will be mailed to shareholders of Knight and GETCO Class A, B and P unitholders on or about May 28, 2013. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KNIGHT, GETCO, KCG AND THE PROPOSED TRANSACTION. The Form S-4, including the Joint Proxy Statement / Prospectus, and other relevant materials (when they become available), and any other documents filed by GETCO, KCG or Knight with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” Knight Capital Group, 545 Washington Boulevard, Jersey City, NJ 07310 in the case of Knight, or by accessing Knight’s website at www.knight.com under the heading “Investor Relations” and then under “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

GETCO, Knight and KCG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Knight in connection with the proposed transaction. Information about Knight’s directors and executive officers is available in Knight’s definitive proxy statement, dated April 3, 2012, for its 2012 annual meeting of stockholders. Other information regarding the participants and other persons who may be deemed participants and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Merger.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with: (i) the pending strategic business combination of Knight and GETCO; (ii) the August 1, 2012 technology issue at Knight that resulted in Knight’s broker-dealer subsidiary sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof; (iii) Knight’s sale of its institutional fixed income sales and trading business; (iv) Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO; (v) changes in market structure, legislative, regulatory or financial reporting rules; (vi) past or future changes to organizational structure and management; and (vii) the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2012 and in Knight’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

CONTACTS

Jonathan Mairs	Sophie Sohn
Managing Director,	Head of Communications,
Knight Capital Group, Inc.	GETCO LLC
201-356-1529	312-931-2299
jmairs@knight.com	media@getcollc.com